Frank W Cole
17304 Preston Road, Suite 800
Dallas, Texas 75252

January 11, 2007

Energytec Inc.
Attn: Corporate Secretary
14785 Preston Road, Suite 550
Dallas, Texas 75254

B. Charles Spradlin
301 East Main Street
Kilgore, Texas 77024

Eric A. Brewster
Dunaway Elementary
600 Highway 77 South
Waxahachie, Texas 75165

Ben T. Benedum
First Fidelity Bank Building, Suite 200
131 East Main Street
Norman, Oklahoma 73069

Re:    Resignation from the Board of Directors of Energytec Inc.

Dear Sirs:

This letter is addressed to the Corporate Secretary and to the Members of the Board of Directors of Energytec Inc.

Despite your decision and announcement on March 18, 2006, to abruptly terminate my services as President and CEO and to remove me from all official duties, I have, because of my enduring sense of duty to Energytec’s shareholders and investors, remained as a director of the company. However, because the Board now acts only though its “audit committee” and not by deliberation of the entire Board, and because this contrivance has served to effectively and completely exclude me from participation in the affairs of the company since March 18, 2006, I herewith submit my resignation as a director of the company effective as of the date of this letter.

Because the termination of my services was followed by your decision to file a lawsuit against me, designed primarily to justify your actions and tarnish my reputation, I take this opportunity to set the record straight. Energytec’s shareholders and investors have suffered greatly as a consequence of the filing of your ill-advised lawsuit, and they deserve to know the real facts. The spurious and unfounded allegations contained in that lawsuit demonstrate that you have abandoned your responsibility to protect the interests of the shareholders, have taken up sides against me, and have instead elected to follow a misguided path leading to liquidation of company assets and destruction of shareholder value.

Here are some examples of the Board’s abandonment of its responsibility to the shareholders:

It has become apparent to me that Don Lambert, Energytec’s current President and Chief Executive Officer, with your knowledge and consent, has acted to severely depress the stock price in order to take the company private. Prior to March 18, 2006, Lambert had advised me that he had access to an investment group who would provide funding for the purchase of distressed stock and, in exchange for directing the business to them, would reward Lambert (and presumably myself) by giving us 25% of the company for our actions. I regret that I did not fire Lambert that day for proposing such a plan. In rejecting the plan, I told Lambert that we were supposed to be working for the shareholders, not against them. Lambert never mentioned the plan to me again but apparently went to you with the same plan. Lambert also knew that one of the simplest and most effective ways to precipitate a decline in the stock price was to convince the directors to fire the founder and CEO, Frank Cole, and this apparently became part of the plan. Other actions taken by Lambert and the Board (without my knowledge, participation or consent) since March, 2006, substantiate the conclusion that the decline in shareholder value was intentional.

For example, immediately following my departure in March, 2006, you allowed Don Lambert to “shut in” several producing wells in the East Texas oil fields in which the company had small working interests, thereby eliminating much needed revenue. Energytec operates those oil and gas properties for the benefit of its partners. Energytec sends the partners invoices for their share of all third party and company invoices, and is supposed to send the partners a net check (i.e. gross income less expenses). Energytec has failed to send the partners a net check, and has failed to pay many vendor invoices, resulting in numerous liens being filed on the partners interests, even though the partners have, in effect, paid their share of these costs. At least one vendor has sued to recover on its lien, and the properties are subject to foreclosure. This is not the way to run a business.

If the Company needed a short-term cash infusion to develop and maintain revenue- producing oil and gas properties (which is its core business), you should not have allowed Don Lambert to cancel an arrangement with a Houston company to sell Comanche Well Service Company. In early 2006, Energytec had an unsolicited written offer, subject to certain conditions, of $30 million for the well service company. And you should not have allowed Lambert to cancel meetings with two oil companies that were scheduled to discuss the sale of the Redwater properties, which would have provided more dividends for the shareholders. And you should not have allowed Lambert to hire lawyers to file several lawsuits against people who had helped build Energytec. Rather than producing wells, you have allowed Lambert to instead file lawsuits, which has cost Energytec hundreds of thousands of dollars in unnecessary legal fees.

Please note these specific examples of concern to the shareholders:

As reported in the Company’s Form 10-Q for the period ended September 30, 2006, the following significant factors have negatively effected shareholder value:

-      Since December 31, 2005, total current assets have declined by over $4 million, and total current liabilities have increased by $3.5 million.

-      Current liabilities exceed current assets by $12 million, and total expenses substantially exceed total revenues. This places the Company in jeopardy of insolvency.

-      For the nine months ending September 30, 2006, the Company is reporting a net income loss of $2.85 million.

-      Shareholder equity has declined by $3 million.

The Notes to the Financial Statements in the Company’s Form 10-Q report that legal and related costs for the nine months ended September 30, 2006 were $890,000. This is a staggering amount of money, most of which is attributable to the unnecessary conduct of litigation. Such an expenditure is not designed to increase shareholder value. This money should have properly been spent on increasing production, revenue and income.

Since March 18, 2006, both of the company’s drilling rigs were shut down, and have never been reactivated. Most of the well service units have been shut down. The company has not drilled one new well and has not acquired any new oil and gas properties. Instead, the company has allowed many of the existing producing properties to go off production, and has demonstrated an inability to manage oil and gas operations.

I believe that the precipitous decline in shareholder value occurred after, and was a consequence of, the events of March 18, 2006, wherein you purged competent personnel (including myself) and proceeded to dismantle the Company. I believe also that you have, by design, made me the scapegoat for your failings. I believe that your attempts to defame me are wrongful and will not survive scrutiny.

Let me set the record straight:

You (the Board) have devoted many paragraphs in the Company’s SEC filings alleging that, due to Frank W Cole’s mismanagement, the new Trix-Liz wells could not be placed on production. These statements are false. In reality, I repeatedly requested Don Lambert to file a re-spacing document on the Belcher and Trix-Liz Leases, a filing which Energytec’s consultant said would take no more than two or three hours to prepare. Because Lambert was then serving as Chief Operating Officer for the Company, it was his singular and exclusive responsibility to ensure that such a document was prepared and filed. Lambert failed and refused to fulfill this obligation, and was never excused from doing so. The problems with the Trix-Liz wells lie directly at Lambert’s feet. If you as board members were truly fulfilling your responsibilities to examine facts, you would know this to be true. Unbelievably, you have still not insisted that Lambert fulfill this obligation. Don Lambert has attempted to deflect criticism by commenting to several Energytec shareholders that Energytec’s ownership in the Trix-Liz and some other fields is small, such that the Company should not have to spend time and money on those leases. Obviously, the reason the Company should spend time and money on those leases is that such properties were paid for by investors and working interest partners, and that the Company has a legal and moral responsibility to maintain production on those wells.

The Company’s Form 8-K filed November 15, 2006, correctly reported that, in connection with a private placement of the Company’s common stock, investors were given a contractual right to put the shares back to the Company on November 15, 2006, at a price of $3.75 per share, and that the holders of more than 3 million shares of common stock with a total put price of $11.5 million presented notice to the Company of their exercise of the option. The Company reported that it “intends” to honor the properly exercised put options, but has not done so. The Company is now in breach of the obligation to repurchase the shares at the put price. Don Lambert has frequently stated to shareholders and investors that the “put” offered to investors as “probably illegal” and that it was made without the knowledge or approval of the Board of Directors. Lambert’s statements are false. The minutes of the Board reflect that the Board was aware of the proposed private placement. Lambert prepared and signed the Stock Subscription Agreement and the Grant of the Put Option in his role as Executive Vice President and Chief Operating Officer, and gave “legal advice” to the Company concerning the propriety of the proposed private placement. Don Lambert never advised any board member before the private placement that the “put” was “probably illegal.” If the proposal was illegal, why did he sign and present the subscription agreement to potential investors?

The lawsuit that Energytec filed against Calvin Bass and his wife contains numerous false statements. Had you as board members conducted any due diligence before filing the lawsuit, you would have discovered that it was baseless. For example, Mrs. Bass is not, and never has been, an office manager and has probably never been in the Talco office. The pipe which was used for fencing at the Bass home was junk tubing of the type usually given to local farmers and landowners. The Company gave Bass permission to use the junk pipe. The lawsuit is nothing more than a vindictive act urged by Don Lambert. You are wasting shareholder assets by pursuing such a lawsuit.

Page 13 of the Company’s Form 10-K for the period ended December 31, 2005, reports:

“In contrast to prior procedures, current management has established an acquisitions committee. Energytec applied this process to evaluate and purchase current working interests in oil and gas properties, such as Talco/Trix-Liz, Sulphur Bluff and Como Fields.”

This is a falsehood. The Talco/Trix-Liz Fields, Sulphur Bluff and Como Fields were all acquired before I was terminated. The current management has not made one acquisition in the nine months since I was terminated. So much for the so-called acquisitions committee.

Page 47 of the Company’s Form 10-K for the period ended December 31, 2005, reports:

“Comanche Supply Corporation was established for the sale and distribution of enhanced recovery chemicals and materials related to well operation service.”

Comanche Supply Corporation was formed on April 22, 2006, and yet appears in the 10-K for the period ending December 31, 2005. Comanche Supply Corporation was formed by Don Lambert after the Board relieved me of my official duties on March 18, 2006. Don Lambert never presented a business plan to the Board regarding the formation of such a corporation. The Board never deliberated about, and never approved, the formation of Comanche Supply Corporation. The reported function of this wholly-owned subsidiary was the “sale and distribution of enhanced recovery chemicals and materials.” The 10-K does not disclose the source of any such enhanced recovery chemicals and materials. In reality, the chemicals allegedly being sold and distributed by Comanche Supply Company are purchased from a chemical company owned and controlled by Don Lambert and Roger Staats. This relationship should have been disclosed in the 10-K, but was not disclosed.

Page 17 of the Company’s Form 10-Q for the period ending September 30, 2006, reports:

“Comanche Supply Corporation has provided rock and rock hauling services...”

Although Comanche Supply Corporation was formed ostensibly for the purpose of selling and distributing Don Lambert’s chemicals, it is now apparently being used to haul rock. The shareholders have not been given a clear picture of the true business purpose or financial viability of Comanche Supply Corporation, and have not been shown how the formation of such a subsidiary was designed to increase shareholder value.

During my tenure as CEO, Lambert’s business partner Roger Staats, who was then an Energytec employee, was terminated for cause for acquiring properties in East Texas on Energytec time and at Energytec expense, for his and Lambert’s own account. Immediately following my departure in March, 2006, you allowed Don Lambert to rehire Roger Staats. I do not recall seeing any disclosure in any of Energytec’s public filings about the rehiring of a former employee who had been terminated for cause. I think the shareholders would be interested in, and should have been informed of, this circumstance, particularly with regard to the relationship among Lambert, Staats and Comanche Supply Corporation.

Since March 18, 2006, the remaining three members of the Board of Directors, Eric Brewster, Ben Benedum and Charles Spradlin, have demonstrated that they are either incapable or unwilling to oversee the direction in which the Company is moving. Specifically, they have:

-      Failed to hold regular Directors’ Meetings.

-      Failed to provide Directors with copies of minutes of meetings.

-      Illegally authorized the Audit Committee to function for the Board of Directors.

-      Cancelled the 2006 Annual Shareholder meeting.

-      Allowed the stock price to decline from $1.80 per share on March 18, 2006 to 24 cents per share on December 12, 2006.

-      Allowed management to make false and misleading claims against Frank W Cole, which claims were not, and cannot, be substantiated.

Here are some additional examples of the Board’s abandonment of its responsibility to the shareholders:

The last paragraph of Turner Stone’s audit report, which is included in Energytec’s Form 10-K filing for the year ended December 31, 2005, incorrectly states that:

“Martha Barton Cole, wife of Frank W Cole, owns working interests in various properties. During 2003, Mrs. Cole exchanged interests in certain properties, producing monthly net income of approximately $200, for interest in properties producing monthly net income of approximately $6,500. The Company received nor paid any cash related to the exchange of the interests.”

The first paragraph on Page 70 of Energytec’s Form 10-K for the year ending December 31, 2005, makes a similar incorrect statement:

“During 2003, Mrs. Cole exchanged interests in certain properties, producing monthly net income of approximately $200, for interest in properties producing monthly net income of approximately $6,500. Energytec neither received nor paid any cash related to the exchange of the interests.”

In reality, Energytec records show that for the six months prior to the exchange, Mrs. Cole’s interest in the properties to be exchanged produced revenue averaging $6,989.84 per month. In the six months following the exchange, Energytec records show that Mrs. Cole’s interest in the exchanged properties produced revenue averaging $7,423.04 per month. In addition, Mrs. Cole gave Energytec her check, number 7726, dated June 30, 2003, in the amount of $25,680, for the difference in value of the properties. Energytec bank records show this check was deposited by Energytec on June 30, 2003. A note from myself to Don Lambert confirms the exchange and the check, with a request to Lambert to have the necessary assignments prepared. Not only does Don Lambert have knowledge of the falsity of the representation in the 10-K, he also signed the 10-K as the Principal Executive Officer.

The last paragraph of Turner Stone’s audit report, which is included in Energytec’s Form 10-K filing for the year ended December 31, 2005, states that:

“The payment of commissions was not disclosed to Energytec’s Board of Directors and/or Audit Committee.”

In reality, the Board was regularly informed by myself that commissions were being paid to persons who facilitated the sale of common stock and working interests, and that the sale of common stock and working interests was the largest and most significant source of capital to the company. During the years 2004 and 2005, Energytec wrote a total of 223 commission checks to selling persons. The largest single commission check was for $480,000. Dorothea Krempien and Paul Willingham, who, since March 2005, were Energytec’s chief accountant and controller respectively, were previously senior members of the CPA firm of Hutton-Patterson, the auditors for Energytec since 1999. Krempien and Willingham were aware of accounting entries evidencing the payment of commissions to selling persons, were in charge of Energytec’s audits, and produced reports that were used by the audit committee. Turner Stone’s conclusion that commission payments were “not disclosed” is not supported by the facts. It appears that Turner Stone’s unsupported conclusion is the product of bias, given that its audit restates the same unsupported allegations found in Energytec’s lawsuit that the selling persons:

“sold working interests and common stock of Energytec, were paid commissions, and conspired with the former chief executive officer of Energytec to obfuscate the commission payments.”

In reality, there is no evidence of an effort to obfuscate the commission payments, and no evidence of a conspiracy. Rather, the language used by Turner Stone appears to be the creation of one of Energytec’s litigation attorneys for use as a litigation tactic, and does not appear to be the product of an accounting audit. The shareholders ought to be made aware that Turner Stone has not conducted due diligence with respect to its audit, and that it has wrongfully taken sides in a lawsuit yet to be decided by the court.

Turner Stone’s December 31, 2005 audit report, which is included in Energytec’s Form 10-K filing for the year ended December 31, 2005, states that:

“Subsequent to December 31, 2005, the Company paid $86,365 to various vendors to plug wells which were operated by Frank W Cole Engineering, but which were not owned by the Company. Energytec has received no compensation or reimbursement from Frank W Cole Engineering for these expenditures.”

This statement, in similar form, was repeated in the first paragraph of page 9 of the. Company’s Form 10-K for the year ended December 31, 2005. The reported statement omits certain facts and misrepresents others.

While the Company did pay $86,365 to vendors to plug certain wells, the wells were not operated by Cole Engineering. Historically, Cole Engineering was a bonded operator in Texas and had the financial capability to obtain a $250,000 bond. Energytec was not a bonded operator. Instead, Energytec used Cole Engineering as its bonded operator to operate Texas oil and gas properties. Cole Engineering’s sole business purpose was to provide a bond for Energytec, and Energytec paid the annual fee to keep Cole Engineering’s bond in place.

In 2004, a consultant for Energytec, apparently unable to obtain a bond to operate certain oil and gas wells not owned by Energytec, forged the signature of Frank W Cole on reports filed with the Texas Railroad Commission. When the forgery was discovered, the consultant had become insolvent and unable to respond to demands of the Texas Railroad Commission to plug the wells. Because Cole Engineering appeared (albeit incorrectly) on the records of the Texas Railroad Commission as the operator of the wells, the Commission demanded that Cole Engineering plug the wells. Because Cole Engineering was essentially the bonding agent for Energytec and did not otherwise conduct business operations or have revenue, it became incumbent upon Energytec to resolve the issue with the Texas Railroad Commission. Energytec thus arranged for the plugging of the wells.

Turner Stone’s audit report, which is included in Energytec’s Form 10-K filing for the year ended December 31, 2005, states that:

“At December 31, 2005 and 2004, the Company had a receivable from the current interim CEO of the Company (Lambert) in the amount of $84,795 and $79,795 respectively.”

The audit report fails to acknowledge that it is a violation of federal securities laws for an executive officer of a public company (such as Don Lambert) to borrow money from the company. In the same item, Turner Stone’s audit report states “Subsequent to December 31, 2005, the current interim CEO, purchased from the Company, a vehicle which had been provided for his use.” In fact, Don Lambert, without anyone’s knowledge, removed the title to the vehicle from a file which is normally locked, but was open for a short period while work was being done on the file. Lambert sold the vehicle without reporting the incident. I learned of these actions a few days later, and told Lambert that this amounted to theft of the vehicle. I then ordered Lambert to repay the company for the value of the vehicle. Company records show that on December 6, 2005, Lambert obtained an “expense reimbursement” of $21,522.43 related to the use of an automobile. Lambert then used the “expense reimbursement” to reimburse the company $19,000 for the vehicle that he sold without authorization [see Transaction No. 30579], even though the insurance company reported the value of the vehicle to be $26,000. Thus, Lambert used company funds to reimburse the company for an undervalued vehicle that he sold without authorization. The Turner Stone audit fails to examine this transaction, or the following unexplained “expense advances:”

Date	Check Number	Amount

4-9-04	8943	$2,500.00
6-23-04	10618	$4,000.00
6-20-05	19082	$5,000.00
7-8-05	1340	$2,000.00

All things considered, the Turner Stone audit is both incomplete and erroneous, and should have been challenged by the Board.

Energytec filed reports on Form 8-K with the Securities and Exchange Commission on November 9, 2005 and November 29, 2005, stating no commissions were paid in connection with that offer and sale of the common stock. All forms filed with the Securities and Exchange Commission were initially prepared by Ms. Krempien and approved by Don Lambert, who then gave them to myself for signature. During this particular time my wife was seriously ill and was preparing to have major surgery. I came to the office each day for only an hour or two for the purpose of signing documents and performing other necessary duties. During this period, Don Lambert was essentially in charge of operations. During this period, Don Lambert placed before me documents needing to be signed. Among the documents placed before me were the Company’s Form 8-K filings. Don Lambert advised me that he needed the documents signed immediately, without review, as they were due to be filed with the SEC. Relying on Don Lambert, I signed the Form 8-Ks without reading them. Some time later, when Mrs. Cole was out of the hospital and I was back at work on a more full-time basis, Don Lambert disclosed to me that the phrase “no commissions were paid” was included in the filings. Lambert said that the

Company’s securities counsel had told him such language was required. Don Lambert admitted to me that he was aware that commissions had been paid, but that he had failed to properly insure that the filings correctly stated that commissions had been paid. Don Lambert then asked me what should be done. As a consequence of what I perceived to be a very troubling circumstance, I sought the counsel of an experienced securities lawyer and planned to engage such counsel to correct the filings and communicate with the SEC. I was recommended to the law firm of Secore and Waller. I instructed Don Lambert to engage the Secore and Waller firm and to revise the Form 8-K filings to report that commissions had been paid. The Secore and Waller firm was hired, but Don Lambert intentionally failed to correct the 8-K filings.

On page 9, third paragraph, of the December 31, 2006 Form 10-K, you disclose the existence of a $40,000 expense advance given Calvin Bass, manager of the Talco District; inferring that this was an illegal payment. Calvin Bass had been responsible for building Comanche Well Service. The September 30, 2005 financial records show that the Company had an investment in Comanche Well Service of $5,463,604. The Company in early 2006 had an unsolicited written offer, subject to certain conditions, of $30,000,000 for the Well Service Company. In building these assets, consisting of two large drilling rigs, eight large well service units, fourteen large oil field trucks and numerous pieces of oil field equipment, Mr. Bass would use local suppliers for equipment purchases. He was initially given a $20,000 expense advance to cover the costs of these purchases. At the end of each month, Mr. Bass would prepare an invoice for these cash purchases, with receipts for the expenses. The Company would pay this expense invoice, such that at the end of each month, Mr. Bass would have the $20,000 advance to be used for purchases the following month. Company accountants reported that, during 2005, Mr. Bass had submitted invoices for about $221,000, or about $18,000 per month. In early 2006 a decision had been made to sell the Well Service Company. It was believed this Company, wholly owned by Energytec, could be sold for more than $30,000,000. Mr. Bass was instructed to immediately begin the assembly of two large drilling rigs, two well service units, and support equipment. It was expected that his out-of-pocket expenses would be significantly larger in 2006 than they were in 2005. For this reason he was issued an additional $20,000 expense advance. There is no evidence of impropriety regarding expense advances to Calvin Bass.

On pages 61 and 62 of the Company’s December 31, 2005 10-K, you make reference to “falsified Company Records” and “fictitious invoices.” No evidence has ever been presented that records were “falsified,” as this never happened. In late 2005, 1 told Calvin Bass that, as of January 2, 2006, I would no longer be approving invoices. I noted that Bass had submitted receipts, and had been reimbursed for about $221,000 in 2005. Most of these invoices were for small amounts, purchased from local auto stores, supply stores, department stores, etc, by Company employees. I asked Bass whether invoices were either lost or forgotten. Bass replied that this happened periodically, and if the receipt could not be found, Bass did not get reimbursed by Energytec. 1 told Bass that, on a one-time basis, if he would prepare two invoices, one for each of the large drilling rigs he had built, for $7,500 each, calling them “reimbursement for unaccounted for purchases,” the Company would pay the two invoices. The transaction involving Calvin Bass had a reasonable business and factual basis, and there is no evidence of “fictitious invoices.”

Growth of the Company during my tenure:

During my tenure as President and CEO, the Company experienced solid, positive growth. Attached as Exhibit A is a Report From the President, dated May 9, 2005, which was distributed to Shareholders following the April 2005 Annual Meeting. Attached as Exhibit B is a Summary of Energytec Financial data from 1999 thru September 30, 2006. It should be noted that the September 30, 2005 financial statements originally filed while I was CEO were rearranged by Lambert and others the following year. The facts demonstrate that, since the Board terminated my services, the Company has gone into a tailspin and has not recovered.

In conclusion:

You have effectively, since March 18, 2006, prevented me from participating in the affairs of the company I founded. To make matters worse, you have allowed Company personnel to defame me. Under these circumstances, I cannot prevent what appears to be a dismantling of a publicly-held company. I can no longer stand by as a Director in name only, and must resign so that the record can be made clear.

Frank W Cole